June 19, 2019

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Re:	MGT Capital Investments, Inc.
Registration Statement on Form S-1
Filed June 4, 2019
File No. 333-231928

Dear Office of Information Technologies and Services:

On behalf of MGT Capital Investments, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of Amendment No. 1 to the captioned Registration Statement on Form S-1, No. 333-231928 (the “Amendment”), for the registration of shares of the Company’s common stock under a “secondary” selling stockholder resale prospectus, and one complete copy of the exhibits listed in the Amendment as filed therewith.

This letter also responds to the comments received from the staff of the Securities and Exchange Commission by letter dated June 17, 2019 or orally with respect to the Company’s Registration Statement on Form S-1.

For the convenience of the staff, the SEC’s comments are reproduced below followed by the Company’s responses

Registration Statement on Form S-1

Selling Stockholder, page 20

1.	Your statement that the selling stockholder has not had any material relationships with the company in the past three years appears inconsistent with the disclosure on page 2 that Oasis Capital is currently a note holder. Please advise or revise.

Disclosure has been provided in the Selling Shareholder Table in response to the Staff’s comment.

June 19, 2019

In addition to the written comment the Company received the following oral comments.

Please revise the disclosure to specify the charges by the SEC against Robert Ladd (include name of case and case number)

Add a Risk Factor which discusses the impact of a potential officer and director bar on the Company should the SEC prevail against Mr. Ladd.

An additional risk factor and the risk factor disclosure have been revised to address the Staff’s comment.

The following sentence was also deleted in the Risk Factor “A claim has been filed against the Company’s Chief Executive Officer alleging violations of federal securities laws” in response to a comment from the SEC Division of Enforcement: “To our knowledge there is no other ongoing investigation by any government agency related to the Company or any of its officers or directors.”

We believe we have addressed the Staff’s comments and the Company would like to proceed with requesting acceleration of effectiveness. Should any member of the SEC’s staff have any questions concerning the foregoing, please do not hesitate to contact Jason Saltsberg at (212) 451-2320 or the undersigned at (212) 451-2252.

Sincerely,

/s/ Kenneth A. Schlesinger
Kenneth A. Schlesinger

cc:
Robert B. Ladd

Robert Lowrey

Jason Saltsberg, Esq.